UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K/A

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT

OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE

ACT OF 1934

COMMISSION FILE NUMBER 1-8606

VERIZON SAVINGS AND SECURITY PLAN

FOR NEW YORK AND NEW ENGLAND

ASSOCIATES

VERIZON COMMUNICATIONS INC.

140 WEST STREET

NEW YORK, NEW YORK 10007

Explanatory Note:

This Form 11-K/A is being filed as an amendment to the Annual Report on Form 11-K filed by the Registrant on June 27, 2013 to correct Exhibit 23.1 (“Consent of Independent Registered Public Accounting Firm”) by changing the date of the report of the independent registered public accounting firm referenced in the Exhibit from June 20, 2013 to June 27, 2013. Except as set forth herein, no other changes have been made to the Registrant’s Annual Report on Form 11-K filed June 27, 2013.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Verizon Employee Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VERIZON SAVINGS AND SECURITY PLAN FOR NEW YORK AND NEW ENGLAND ASSOCIATES

By:	/s/ Marc C. Reed
Marc C. Reed (Chairperson, Verizon Employee Benefits Committee)

Date:	June 28, 2013

Exhibit Index

23.1	Consent of Independent Registered Public Accounting Firm